THE MINISTER OF COMMUNICATIONS AND INFORMATION TECHNOLOGY OF THE REPUBLIC OF INDONESIA HAS PERMITTED INDOSAT TO USE 3RD GENERATION PARTNERSHIP PROJECT (3GPP) STANDARD IN 900 MHZ SPECTRUM

Jakarta, 4 September 2012 – PT Indosat Tbk (“Indosat” or the “Company”), today announced that the Minister of Communications and Information Technology of the Republic of Indonesia ("MOCIT") on 31 August 2012 has issued a Decree Number 504/KEP/M.KOMINFO/08/2012 concerning the Celular Mobile Network License ("Decree" or "License").  The said License enables Indosat to roll-out cellular network using the system according to the 3rd Generation Partnership Project ("3GPP") standard in 900 MHz spectrum, DCS system 1800 in 1800 Mhz spectrum and IMT-2000 in 2100 Mhz spectrum.

Commenting on this, Harry Sasongko, the President Director and CEO of Indosat stated: “In line with Government policy to enhance broadband services in Indonesia, We will modernize  our cellular network, by increasing capabilities to provide broadband access services in accordance with the License. This will also enable us to take an active role to support Indonesia’s economic development through the broadband roll-out”.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne,  and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSPA+ technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

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Website: www.indosat.com

Disclaimer

This document may contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.